1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
HARRY S. PANGAS harry.pangas@dechert.com +1 202 261 3466 Direct +1 202 261 3333 Fax

June 23, 2021

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Lisa N. Larkin, Esq.

Re:	Barings Private Credit Corporation Registration Statement on Form 10 File Number: 000-56280

Dear Ms. Larkin:

On behalf of Barings Private Credit Corporation (f/k/a Barings Private Credit LLC) (the “Company”), this letter responds to the comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) in a letter dated June 9, 2021 relating to the Company’s registration statement on Form 10 that was filed with the SEC on May 10, 2021 (the “Registration Statement”).

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the response of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in Amendment No. 1 to the Registration Statement filed by the Company on the date hereof (such registration statement being referred to herein as the “Amended Registration Statement”).

LEGAL COMMENTS

Page 1 – Explanatory Note

1.
Comment: In the first paragraph, disclosure states that the Company intends to convert to a Maryland corporation. Please tell us whether the conversion is subject to a shareholder vote and, if so, when such vote will occur.

Response: The Company advises the Staff that, prior to the Company’s conversion to a Maryland corporation, the Company’s limited liability company members unanimously approved such conversion.

June 23, 2021 Page 2

2.
Comment: In the fourth paragraph, disclosure describes certain provisions of the Exchange Act to which the Company will be subject. Please clarify that the Company will be subject to the proxy rules in section 14 of the Exchange Act and that the Company, directors, officers, and principal shareholders will be subject to the reporting requirements of sections 13 and 16 of the Exchange Act.

Response: The Company has revised the disclosure on page 1 of the Amended Registration Statement in response to the Staff’s comment.

3.	Comment: At the end of the first sentence in the fourth bullet point, please add, “Therefore, the Company’s shares constitute illiquid investments.”

Response: The Company has revised the disclosure on page 1 of the Amended Registration Statement in response to the Staff’s comment.

4.	Comment: Please add bullet points explaining that:

•
Investment in the Company is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Company.

•
The Fund intends to invest primarily in privately-held companies for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.

•	The privately-held companies and below-investment-grade securities in which the Fund will invest will be difficult to value and are illiquid.

•
The Fund will elect to be regulated as a BDC under the 1940 Act, which imposes numerous restrictions on the activities of the Fund, including restrictions on leverage and on the nature of its investments.

Response: The Company has revised the disclosure on page 2 of the Amended Registration Statement in response to the Staff’s comment.

June 23, 2021 Page 3

Page 3 – Formation Transactions/Initial Portfolio

5.
Comment: In the first paragraph, disclosure states that the Company intends to acquire a select portfolio of investments (the “Initial Portfolio”) and will use the proceeds from an initial closing, in which the Company expects to receive $450 million, along with borrowing under one or more credit facilities, to finance the acquisition prior to the Company’s election to be regulated as a business development company.

a.
On page F-8 of the registration statement, disclosure indicates that the initial closing already occurred. Please update disclosure throughout the registration statement, including as applicable the Private Offering up to $1 billion, to reflect the transaction, e.g., “Item 2 Financial Information,” “Item 4. Security Ownership of Certain Beneficial Owners and Management,” “Item 10. Recent Sales of Unregistered Securities,” and “Item 11. Description of Registrant’s Securities to be Registered.” See Item 1 of Form 10 (cross-referencing Item 101 of Regulation S-K, which requires information that is material to an understanding of the registrant’s business).

Response: The Company has revised the disclosure throughout the Amended Registration Statement in response to the Staff’s comment.

b.
Please discuss whether, as a BDC, the Company intends to acquire investments from MassMutual and CM Life or other affiliates of the Company. Please provide a legal analysis that explains how doing so is consistent with the requirements of the Investment Company Act of 1940, including, but not limited to, section 57 (transactions with affiliates).

Response: The Company advises the Staff that the acquisition of the Initial Portfolio occurred prior to the Company’s election to be regulated as a BDC under the 1940 Act (the “BDC Election”) and, as a result, the restrictions under Section 57 of the 1940 Act did not apply to the Initial Portfolio acquisition. The Company understands that, following the BDC Election, Section 57 of the 1940 Act prohibits any similar transactions between the Company, on the one hand, and MassMutual and CM Life or other Section 57(b) affiliates of the Company, on the other hand.

June 23, 2021 Page 4

6.
Comment: In the second sentence of the second paragraph, disclosure refers to unfunded obligation associated with each investment in the Initial Portfolio. Please explain to us whether the Company will make capital commitments that may be unfunded for some period of time. If so, please explain to us whether the Company will treat its unfunded commitments as senior securities under section 61 of the Investment Company Act. If the Company will have unfunded commitments that it will not treat as senior securities, please provide us with a representation that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments, and include an explanation as to why the Company believes it will be able to cover its future unfunded investment commitments.

Response: The Company confirms that it has made and will make unfunded investment commitments (e.g., revolving lines of credit and delayed-draw term loans). The Company does not intend to treat such unfunded commitments as senior securities under Section 61 of the 1940 Act and represents to the Staff on a supplemental basis that it has a reasonable belief that its assets will provide adequate coverage to allow it to satisfy all of its unfunded commitments. As of the date of this letter, the Company had sufficient cash and cash equivalents and borrowing capacity under the Company’s credit facility to cover the value of its unfunded commitments.

7.
Comment: In the fifth line of the third paragraph, disclosure states, “Barings will conduct a valuation bring-down to confirm whether there have been any material changes to the fair value of the investments and obligations in the Initial Portfolio and will adjust the purchase price accordingly. Please define “valuation bring-down” using plain English.

Response: The Company has revised the disclosure on page 3 of the Amended Registration Statement in response to the Staff’s comment.

Page 4 – The Private Offering

8.
Comment: In the first paragraph, disclosure states that shares “are being sold under the exemption provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), only to investors that are “accredited investors” in accordance with Rule 506 of Regulation D promulgated under the Securities Act, and other exemptions of similar import in the laws of the states and jurisdictions where the offering will be made.” Please explain supplementally what you mean by “other exemptions of similar import in the laws of the states and jurisdictions.”

Response: Section 18(b)(4)(F) of the Securities Act provides that “covered securities,” including securities offered in a transaction that is exempt from registration pursuant to rules or regulations promulgated under Section 4(a)(2) of the Securities Act, are exempt from state securities regulation. As Rule 506(b) is a safe harbor under Section 4(a)(2) of the Securities Act, securities issued in a Rule 506(b) offering are considered “covered securities” and are exempt from state “blue sky” regulation, although states may still require notice filings and related fees. In light of this, the Company has revised the disclosure on page 4 of the Amended Registration Statement in response to the Staff’s comment.

June 23, 2021 Page 5

9.
Comment: In the second paragraph, disclosure states that the Company intends “to apply for exemptive relief from SEC that, if granted, will permit us to issue multiple classes of shares of our common stock and to impose various fees and charges on the different classes, the details for which will be finalized at a later date at our discretion (the “Multi-Class Exemptive Relief”).” Please advise us of the status of the exemptive application. If the application is pending, revise the disclosure throughout the registration statement to clarify that such relief has not yet been granted and may not be granted.

Response: The Company and Barings LLC filed the application for Multi-Class Exemptive Relief with the SEC on June 15, 2021 and has revised the disclosure throughout the Amended Registration Statement in response to the Staff’s comment.

Page 4 – Description of Business

10.	Comment: The second sentence in the second paragraph repeats the language in the first sentence of the first paragraph. Please revise.

Response: The Company has revised the disclosure on page 5 of the Amended Registration Statement in response to the Staff’s comment.

11.
Comment: In the last line of the third paragraph, disclosure states, “These opportunistic investments in non-qualifying assets may include but may not be limited to assets from the following asset classes: European direct lending, structured credit, private asset-backed securities, high-yield investments, special situations, real estate debt and/or mortgage securities.”

a.	Please clarify whether these investments will be rated below investment grade or, if not rated, would be considered to be below investment grade if they had been rated.

Response: The Company has revised the disclosure on page 5 of the Amended Registration Statement in response to the Staff’s comment.

b.	In the section titled, “Risk Factors,” please add risk disclosure that addresses each of these asset classes.

Response: The Company respectfully advises the Staff that the Company has revised the risk factor on page 56 of the Amended Registration Statement entitled “Our investments in foreign companies, including European direct lending assets, may involve significant risks in addition to the risks inherent in U.S. investments” to specifically reference European direct lending assets. With respect to “structured credit” investments and “asset-backed securities,” the Company respectfully refers the Staff to the risk factor on page 57 of the Registration Statement entitled “Our investments in asset-backed securities are subject to additional risks” and has revised the disclosure on page 58 of the Amended Registration Statement to add a risk factor entitled “Our investments in collateralized loan obligation vehicles are subject to additional risks” in response to the Staff’s comment. With respect to “high-yield” investments and “special situations,” the Company has revised the disclosure on pages 59 and 60 of the Amended Registration Statement to add risk factors entitled “We may be subject to risks associated with syndicated loans” and “Our special situations investments involve a high degree of credit and market risk” in response to the Staff’s comment.

June 23, 2021 Page 6

The Company does not expect its investments in the other asset classes referenced in Comment #11 to be material to the Company or to its potential investors and respectfully declines to add risk factor disclosure pertaining to such asset classes.

c.	Please be more specific about what kinds of “structured credit” the Company will invest in and add tailored risk disclosure, if applicable.

Response: The Company has revised the disclosure on page 5 of the Amended Registration Statement in response to the Staff’s comment.

Pages 15-16 – Investment Advisory Agreement

12.	Comment: Please provide a graphic and examples demonstrating the operation of the incentive fee.

Response: The Company respectfully declines to comply with this comment. The Company respectfully submits that it is not aware of any affirmative requirement to include the above-referenced graphic and example in the Amended Registration Statement.

13.	Comment: Please add to this section a fee table that conforms to requirements of Item 3 of Form N-2. Such disclosure will be helpful to investors.

Response: The Company respectfully declines to comply with this comment. The Company respectfully submits that it is not aware of any affirmative requirement to include a fee table that conforms to the requirements of Item 3 of Form N-2 in the Amended Registration Statement.

June 23, 2021 Page 7

14.
Comment: Please add an example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. We further request that you include, in the explanatory paragraph following the example, a second example where the five percent return results entirely from net realized capital gains and which uses language substantially the same as the following: “You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return resulting entirely from net realized capital gains (all of which is subject to our incentive fee on capital gains): $ ___ $ ___ $ ___ $ ___.” Such disclosure will be helpful to investors.

Response: The Company respectfully declines to comply with this comment. The Company respectfully submits that it is not aware of any affirmative requirement to include an example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2 in the Amended Registration Statement.

15.
Comment: Please describe the terms of the sub-advisory agreement, including compensation. See Item 1 of Form 10 (cross-referencing to Item 101 of Regulation S-K, which requires information that is material to an understanding of the registrant’s business).

Response: The Company has revised the disclosure on page 17 of the Amended Registration Statement in response to the Staff’s comment.

Page 44 – We may not be able to pay distributions to our stockholders, our distributions may not grow over time and a portion of distributions paid to our stockholders may be a return of capital.

16.	Comment: In the third line of the third paragraph, disclosure refers to a “return of capital.” Please define the term using plain English.

Response: The Company has revised the disclosure on page 45 of the Amended Registration Statement in response to the Staff’s comment.

Page 48 – We are subject to risks associated with the current interest rate environment and, to the extent we use debt to finance our investments, changes in interest rates will affect our cost of capital and net investment income.

17.
Comment: The first paragraph refers to the possibility that the Company will issue preferred stock. Please confirm that the Company will not issue preferred shares within one year. Otherwise, please add appropriate strategy, risk, and fee table (e.g., dividend expenses) disclosure.

Response: The Company confirms that it does not intend to issue preferred shares within one year.

June 23, 2021 Page 8

Page 72 – Nomination and Corporate Governance Committee

18.	Comment: Please add disclosure regarding promoters and certain control persons under Item 401(g) of Regulation S-K. See Item 5 of Form 10.

Response: The Company confirms that, based on a reasonable investigation, no events enumerated in paragraphs (f)(1) through (f)(6) of Item 401 of Regulation S-K occurred during the past five years that would require disclosure under Item 401(g) of Regulation S-K.

Page 82 – Action by Stockholders

19.
Comment: The last sentence states, “These provisions, combined with the requirements of our Bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.” Please revise the last sentence to state that the written consent provisions may have the effect of delaying consideration of a shareholder proposal indefinitely, instead of merely to the next annual meeting.

Response: The Company has revised the disclosure on page 90 of the Amended Registration Statement in response to the Staff’s comment.

ACCOUNTING COMMENTS

20.	Comment: Please explain supplementally if the Incentive Fee Cap on page 16 is subject to recoupment. If so, please confirm the recoupment period is limited to a 3 year period.

Response: The Company confirms, on a supplemental basis, that any portion of the incentive fee, as calculated under the Investment Advisory Agreement, that is not payable in a given quarter as a result of the Incentive Fee Cap will not be subject to recoupment by the Investment Adviser.

21.
Comment: On page 3, under the heading “Formation Transactions/Initial Portfolio,” disclosure indicates the Company expects to acquire a select portfolio of debt investments (“Initial Portfolio”). Please include a schedule of the investments subject to this commitment, prepared in accordance with Regulation S-X. Additionally, confirm that the Company evaluated the disclosure requirements for the Initial Portfolio in accordance with FASB ASC 450, Contingencies.

Response: The Company has included a schedule of investments for the Initial Portfolio in the Amended Registration Statement, prepared in accordance with Regulation S-X, and, upon evaluation of FASB ASC 450’s disclosure requirements, has revised the disclosure starting on pages 70 and S-13 of the Amended Registration Statement to include a table of the Company’s unfunded commitments as of the date of acquisition of the Initial Portfolio.

*      *      *

June 23, 2021 Page 9

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3466 (or by email at harry.pangas@dechert.com), or Clay Douglas by telephone at 202.261.3326 (or by email at clay.douglas@dechert.com).

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

cc:	Ian Fowler, Barings Private Credit Corporation Jonathan Bock, Barings Private Credit Corporation Michael Cowart, Barings Private Credit Corporation Jill Dinerman, Barings Private Credit Corporation